ELLENOFF GROSSMAN & SCHOLE LLP
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                                                                  April 25, 2005

VIA EDGAR

U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Syscan Imaging, Inc. - Registration Statement on Form SB-2

Ladies/Gentlemen:

                  On behalf of our client, Syscan Imaging, Inc., we have filed a registration statement on Form SB-2 with the Commission. If you have any comments or questions please feel free to contact the undersigned.

                                                    Sincerely,

                                                    /s/ Jody R. Samuels
                                                    -------------------
                                                    Jody R. Samuels